UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 1‑9824

CUSIP NUMBER: US579489303

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	December 29, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part III (Items 10-14) of Form 10-K

PART I — REGISTRANT INFORMATION

THE MCCLATCHY COMPANY
Full Name of Registrant

N/A
Former Name if Applicable

2100 Q Street
Address of Principal Executive Office (Street and Number)

Sacramento, CA 95816
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b‑25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in its Current Report on Form 8-K filed on April 27, 2020 (the “COVID 8-K”), The McClatchy Company (the “Company”) is relying on the Securities and Exchange Commission’s Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies dated March 25, 2020 (Release No. 34-88465) with respect to information required in Part III of the Company’s Annual Report on Form 10-K (the “Part III Information”) due to circumstances related to COVID-19. As noted in the COVID 8-K, in particular, the Company is experiencing certain conditions related to COVID-19 such as decreased revenues, order cancellations and supply chain disruptions that indicate the Company’s long-lived assets, including goodwill, need to be tested for impairment as of March 29, 2020. Such conditions and associated accounting and financial reporting implications have placed an increased demand and strain on the Company’s reduced management, accounting and legal personnel. In addition, the Company has received multiple proposals to acquire the Company. The Board of Directors’ evaluation of the bids has involved significant resources and has been a priority for the Board of Directors and management.

As previously disclosed, in February 2020, the Company and certain of its subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions for reorganization (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking relief under Chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”). In connection with the Chapter 11 Cases, the Company has proposed certain amendments to the Company’s 2019 Key Employee Incentive Plan (the “KEIP Amendment”) in which participating senior executive officers of the Company would forgo certain payments. The KEIP Amendment has been submitted to the Bankruptcy Court for approval and if approved by the Bankruptcy Court, the KEIP Amendment would impact 2019 executive compensation disclosures included in the Part III Information filing. The Company can make no assurances as to when, or ultimately if, the KEIP Amendment will be approved by the Bankruptcy Court and become effective.

The Company has had to devote a significant amount of time, resources and administrative support to simultaneously support long-lived asset impairment testing, restructuring and bid evaluation, while also monitoring how the potential outcome of these ongoing processes and any related course of action pursued by the Company may affect the disclosures to be included in the Part III Information; all of which have been made more difficult due to COVID-19 and its unforeseen disruption on the Company. For the reasons described above and in the COVID 8-K, the Company is unable to file, without unreasonable effort and expense, the Part III Information by the extended filing deadline of June 11, 2020, which is 45 days from the original filing deadline of April 27, 2020.

Forward-Looking Statements

Statements in this Notification of Late Filing on Form 12b-25, including statements regarding the impact of the COVID-19 pandemic, as well as the restructuring and sale process, and any other statements about management's future expectations, beliefs, goals, plans or prospects constitute forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important risks and uncertainties that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the effects of the Bankruptcy Court rulings in the Chapter 11 proceedings and the outcome of the proceedings in general; the length of time the Company will operate in the Chapter 11 proceedings; our restructuring efforts rely on coming to terms with multiple parties who may have conflicting interests; the potential adverse effects of Chapter 11 proceedings on the Company's liquidity or results of operations or its ability to pursue its business strategies; increased levels of employee attrition during the Chapter 11 proceedings; we may experience further diminished revenues from advertising as a result of the COVID 19 pandemic than anticipated as this crisis evolves; we may also experience increased costs and other disruptions as a result of COVID 19; we may not achieve our expense reduction targets including efforts related to legacy expense initiatives or may do harm to our operations in attempting to achieve such targets; our operations have been, and will likely continue to be, adversely affected by competition, including competition from internet publishing and advertising platforms; increases in the cost of newsprint; litigation or any potential litigation; geo-political uncertainties; changes in printing and distribution costs from anticipated levels, including changes in postal rates or agreements; changes in interest rates; increased consolidation among major retailers in our markets or other events depressing the level of advertising; competitive action by other companies; and other factors, many of which are beyond our control; as well as the other risks listed in the Company's publicly filed documents, including the Company's Annual Report on Form 10-K for the year ended December 29, 2019. These forward-looking statements speak as of the time made and, except as required by law, we disclaim any intention and assume no obligation to update the forward-looking information contained in this Notification of Late Filing on Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Billie S. McConkey	916	321-1940
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The McClatchy Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 11, 2020	By	/s/ Billie McConkey
		Name:	Billie McConkey
		Title:	Vice President of People, General Counsel and
Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).